UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A
AMENDMENT NO. 1

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 9, 2005 (October 5, 2005)

Behringer Harvard REIT I, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Maryland	**000-51293**	**68-0509956**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

15601 Dallas Parkway, Suite 600, Addison, Texas
75001

(Address of principal executive offices)

(Zip Code)

(866) 655-1605

(Registrant's telephone number, including area code)

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Pursuant to the requirements of the Securities Exchange Act of 1934, Behringer Harvard REIT I, Inc. (which may be referred to as the "Registrant," "we," "our," and "us") hereby amends our Current Report on Form 8-K filed on October 12, 2005 to provide the required financial statements relating to our acquisition of a 24-story office building in Knoxville, Tennessee ("Riverview Tower"), as described in such Current Report.

After reasonable inquiry, we are not aware of any material factors relating to Riverview Tower that would cause the reported financial information relating to it not to be necessarily indicative of future operating results.

Item 9.01   Financial Statements and Exhibits.

(c)   Shell Company Transactions.

Not applicable.

(d)   Exhibits.

None.

Independent Auditors Report

To the Board of Directors and Stockholders of
Behringer Harvard REIT I, Inc.

We have audited the accompanying statement of revenues and certain operating expenses (the "Historical Summary") of Riverview Tower (the "Property") for the year ended December 31, 2004. This Historical Summary is the responsibility of the Property's management. Our responsibility is to express an opinion on the Historical Summary based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Historical Summary is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Property's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the Historical Summary, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Historical Summary. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Historical Summary was prepared for purposes of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the Form 8-K/A of Behringer Harvard REIT I, Inc.) as described in Note 1 to the Historical Summary and is not intended to be a complete presentation of the Property's revenues and expenses.

In our opinion, the Historical Summary presents fairly, in all material respects, the revenue and certain operating expenses described in Note 1 to the Historical Summary of the Property for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

November 28, 2005
Dallas, Texas

Riverview Tower
Statements of Revenues and Certain Operating Expenses
For the Nine Months Ended September 30, 2005 (Unaudited) and
For the Year Ended December 31, 2004

	Nine Months Ended September 30, 2005 (unaudited)	Year Ended December 31, 2004
Revenues:		
Rental revenue	$ 3,468,307	$ 4,724,831
Tenant reimbursement income	532,000	635,921
Total revenues	4,000,307	5,360,752
Certain operating expenses:		
Property operating expenses	1,051,786	1,419,327
Property management fees	148,113	197,920
General and administrative expenses	18,171	20,723
Real estate taxes	422,347	570,452
Total certain operating expenses	1,640,417	2,208,422
Revenues in excess of certain operating expenses	$ 2,359,890	$ 3,152,330

See accompanying notes to statements of revenues and certain operating expenses.

Riverview Tower
Notes to the Statements of Revenues and Certain Operating Expenses
For the Nine Months Ended September 30, 2005 (Unaudited) and
For the Year Ended December 31, 2004

1. **Basis of Presentation**

   On October 5, 2005, Behringer Harvard REIT I, Inc. (the "Company") acquired a 24-story office building containing approximately 334,196 (unaudited) rentable square feet located on approximately 1.23 acres of land in Knoxville, Tennessee ("Riverview Tower") through Behringer Harvard Operating Partnership I LP, the Company's operating parternship.

   The statements of revenues and certain operating expenses (the "Historical Summaries") have been prepared for the purpose of complying with the provisions of Article 3-14 of Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC"), which requires certain information with respect to real estate operations to be included with certain filings with the SEC. These Historical Summaries include the historical revenues and certain operating expenses of Riverview Tower, exclusive of items which may not be comparable to the proposed future operations of Riverview Tower.

   The statement of revenues and certain operating expenses and notes thereto for the nine months ended September 30, 2005 included in this report are unaudited. In the opinion of the Company's management, all adjustments necessary for a fair presentation of such statement of revenues and certain operating expenses have been included. Such adjustments consisted of normal recurring items. Interim results are not necessarily indicative of results for a full year.

2. **Principles of Reporting and Use of Estimates**

   The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of revenue and certain operating expenses during the reporting period. Actual results may differ from those estimates.

3. **Significant Accounting Policies**

   Revenue Recognition

   Riverview Tower's operations consist of rental income earned from its tenants under lease agreements which generally provide for minimum rent payments. All leases have been accounted for as operating leases. Rental income is recognized by amortizing the aggregate lease payments on the straight-line basis over the entire terms of the leases, which amounted to a decrease in rental income of approximately $11,000 (unaudited) for the nine months ended September 30, 2005, and a decrease in rental income of approximately $34,000 for the year ended December 31, 2004.

4. Leases

The aggregate annual minimum future rental income on the non-cancelable operating leases held in effect as of December 31, 2004 are as follows.

Year Ending December 31:	
2005	$ 4,401,254
2006	4,164,719
2007	4,456,028
2008	1,939,859
2009	1,191,292
Thereafter	2,916,149
Total	$ 19,069,301

Minimum future rental income represents the base rent required to be paid under the terms of the leases exclusive of charges for contingent rents, electrical services, real estate taxes, and operating cost escalations.

5. Concentrations

The following presents rental income (base rent) from tenants who individually represent more than 10% of Riverview Tower's rental revenues for the year ended December 31, 2004:

	Rental income
Alcoa, Inc.	$ 786,036
Branch Banking & Trust Co.	693,527

This rental income is exclusive of tenant reimbursement income.

6. Commitments

At December 31, 2004, Riverview Tower had minimum obligations under certain service agreements as follows:

Year Ending December 31:	Amount
2005	$ 88,732
2006	88,732
2007	22,183
Total	$ 199,647

Behringer Harvard REIT I, Inc.
Unaudited Pro Forma Consolidated Financial Information

On October 5, 2005, we acquired a 24-story office building containing approximately 334,196 rentable square feet located on approximately 1.23 acres of land in Knoxville, Tennessee ("Riverview Tower"), through Behringer Harvard Riverview, LLC, a wholly-owned subsidiary of Behringer Harvard Operating Partnership I LP, our operating partnership. The contract purchase price of Riverview Tower, exclusive of closing costs, was $41,000,000. We paid the full amount of the purchase price from proceeds from our offering of common stock to the public.

In our opinion, all material adjustments necessary to reflect the effects of the above transaction have been made.

Behringer Harvard REIT I, Inc.
Unaudited Pro Forma Consolidated Balance Sheet
as of September 30, 2005

The following unaudited Pro Forma Consolidated Balance Sheet is presented as if we had acquired Riverview Tower as of September 30, 2005. This Pro Forma Consolidated Balance Sheet should be read in conjunction with our Pro Forma Consolidated Statements of Operations and the historical financial statements and notes thereto as filed in our quarterly report on Form 10-Q for the nine months ended September 30, 2005. The Pro Forma Consolidated Balance Sheet is unaudited and is not necessarily indicative of what the actual financial position would have been had we completed the above transaction on September 30, 2005, nor does it purport to represent our future financial position.

	September 30, 2005 as Reported (a)	Pro Forma Adjustments (b)	Pro Forma September 30, 2005
Assets			
Real estate			
Land	$ 67,797,289	$ 2,700,000	$ 70,497,289
Buildings, net	275,012,202	34,327,442	309,339,644
Total real estate	342,809,491	37,027,442	379,836,933
Cash and cash equivalents	255,462,675	(40,332,291)	215,130,384
Restricted cash	28,308,939	-	28,308,939
Accounts receivable	3,269,485	78,459	3,347,944
Prepaid expenses and other assets	888,527	109,017	997,544
Loan deposits	1,863,500	-	1,863,500
Escrow deposits	2,000,000	(2,000,000)	-
Investments in tenant-in-common interests	143,446,152	-	143,446,152
Deferred financing fees, net of accumulated amortization of $397,674	4,774,811	-	4,774,811
Lease intangibles, net	58,225,484	8,491,869	66,717,353
Total assets	$ 841,049,064	$ 3,374,496	$ 844,423,560
Liabilities and stockholders' equity			
Liabilities			
Mortgages payable	$ 353,715,391	$ -	$ 353,715,391
Accounts payable	252,378	-	252,378
Payables to affiliates	1,815,021	-	1,815,021
Acquired below market leases, net	6,263,510	2,622,317	8,885,827
Dividends payable	2,755,498	-	2,755,498
Accrued liabilities	5,953,003	752,179	6,705,182
Subscriptions for common stock	1,622,261	-	1,622,261
Total liabilities	372,377,062	3,374,496	375,751,558
Commitments and contingencies			
Minority interest	3,500,014	-	3,500,014
Stockholders' equity			
Preferred stock, $.0001 par value per share; 50,000,000 shares authorized, none outstanding	-	-	-
Common stock, $.0001 par value per share; 350,000,000 shares authorized, 55,199,819 shares issued and outstanding	5,520	-	5,520
Additional paid-in capital	488,416,433	-	488,416,433
Stock dividend to be distributed	49,468,065	-	49,468,065
Cumulative distributions and net loss	(72,718,030)	-	(72,718,030)
Total stockholders' equity	465,171,988	-	465,171,988
Total liabilities and stockholders' equity	$ 841,049,064	$ 3,374,496	$ 844,423,560

See accompanying unaudited notes to pro forma consolidated financial statements.

Behringer Harvard REIT I, Inc.
Unaudited Pro Forma Consolidated Statement of Operations
For the nine months ended September 30, 2005

The following unaudited Pro Forma Consolidated Statement of Operations is presented as if we had acquired Riverview Tower on January 1, 2004. This Pro Forma Consolidated Statement of Operations should be read in conjunction with the historical financial statements and notes thereto as filed in our quarterly report on Form 10-Q for the nine months ended September 30, 2005. The Pro Forma Consolidated Statement of Operations is unaudited and is not necessarily indicative of what the actual results of operations would have been had we completed the above transaction on January 1, 2004, nor does it purport to represent our future operations.

	Nine months ended September 30, 2005 as Reported (a)	Prior Acquisitions Pro Forma Adjustments (b)	Statement of Revenues and Certain Expenses (c)	Pro Forma Adjustments		Pro Forma Nine months ended September 30, 2005
Rental revenue	$ 16,469,388	$ 19,561,187	$ 4,000,307	$ 286,856	(d) $	40,317,738
Expenses						
Property operating expense	3,301,675	3,847,881	1,051,786	-		8,201,342
Interest	8,123,378	6,391,606	-	-		14,514,984
Rate lock extension recoveries, net	(525,000)	-	-	-		(525,000)
Real estate taxes	2,104,764	2,427,621	422,347	-		4,954,732
Property management fees	872,260	576,227	148,113	(148,113)	(e)	1,568,496
				120,009	(f)	
Asset management fees	1,088,740	1,056,096		190,495	(g)	2,335,331
General and administrative	805,547	518,162	18,171	-		1,341,880
Depreciation and amortization	7,918,247	9,044,990	-	2,526,257	(h)	19,489,494
Total expenses	23,689,611	23,862,583	1,640,417	2,688,648		51,881,259
Interest income	1,443,572	(164,574)	-	-		1,278,998
Equity in earnings of investments in tenant-in-common interests	2,442,089	(35,049)	-	-		2,407,040
Net income (loss)	$ (3,334,562)	$ (4,501,019)	$ 2,359,890	$ (2,401,792)		$ (7,877,483)
Basic and diluted weighted average shares outstanding	29,541,994			3,089,449	(i)	32,631,443
Basic and diluted loss per share	$ (0.11)					$ (0.24)

See accompanying unaudited notes to pro forma consolidated financial statements.

9

Behringer Harvard REIT I, Inc.
Unaudited Pro Forma Consolidated Statement of Operations
For the year ended December 31, 2004

The following unaudited Pro Forma Consolidated Statement of Operations is presented as if we had acquired Riverview Tower on January 1, 2004. This Pro Forma Consolidated Statement of Operations should be read in conjunction with the historical financial statements and notes thereto as filed in our annual report on Form 10-K for the year ended December 31, 2004. The Pro Forma Consolidated Statement of Operations is unaudited and is not necessarily indicative of what the actual results of operations would have been had we completed the above transaction on January 1, 2004, nor does it purport to represent our future operations.

	Year ended December 31, 2004 as Reported (a)	Prior Acquisitions Pro Forma Adjustments (b)	Statement of Revenues and Certain Expenses (c)	Pro Forma Adjustments		Pro Forma Year ended December 31, 2004
Rental revenue	$ 129,981	$ 46,127,646	$ 5,360,752	$ 382,474	(d)	$ 52,000,853
Expenses						
Property operating expense	1,959	8,331,052	1,419,327	-		9,752,338
Interest	1,689,994	17,684,886	-	-		19,374,880
Rate lock extension expense	525,000	-	-	-		525,000
Real estate taxes	19,967	5,547,140	570,452	-		6,137,559
Property management fees	205,515	1,753,342	197,920	(197,920)	(e)	2,119,680
				160,823	(f)	
Asset management fees	89,596	2,711,242	-	253,994	(g)	3,054,832
Organization expense	217,897	-	-	-		217,897
General and administrative	711,603	1,726,480	20,723	-		2,458,806
Depreciation and amortization	-	21,936,381	-	3,368,342	(h)	25,304,723
Total expenses	3,461,531	59,690,523	2,208,422	3,585,239		68,945,715
Interest income	389,737	(389,737)	-	-		-
Equity in earnings of investments in tenant-in-common interests	1,402,847	1,482,994	-	-		2,885,841
Net income (loss)	$ (1,538,966)	$ (12,469,620)	$ 3,152,330	$ (3,202,765)		$ (14,059,021)
Basic and diluted weighted average shares outstanding	5,358,697			23,329,248	(i)	28,687,945
Basic and diluted loss per share	$ (0.29)					$ (0.49)

See accompanying unaudited notes to pro forma consolidated financial statements.

Behringer Harvard REIT I, Inc.
Unaudited Notes to Pro Forma Consolidated Financial Statements

Unaudited Pro Forma Consolidated Balance Sheet

a.   Reflects our historical balance sheet as of September 30, 2005.

b.   Reflects the acquisition of Riverview Tower for $42,332,291, inclusive of closing costs. We allocated our purchase price to the assets and liabilities below and estimated the remaining useful lives of the tangible and intangible assets as follows:

Description	Allocation	Estimated Useful Life
Land	$ 2,700,000	-
Building	34,327,442	25 years
Above/below market lease, net	(1,083,677)	2.8 years
Tenant improvements, leasing commissions & legal fees	1,720,314	2.8 years
In-place leases	3,196,190	2.8 years
Tenant relationships	2,036,725	7.8 years
Accounts receivable	78,459	-
Prepaid expenses and other assets	109,017	-
Prepaid rent	(355,427)	-
Other accruals	(396,752)	-
	$ 42,332,291	

We allocated the purchase price to the above tangible and identified intangible assets based on their fair values in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets" as follows:

The fair value of the tangible assets acquired, consisting of land and buildings, is determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land and buildings. Land values are derived from appraisals, and building values are calculated as replacement cost less depreciation or management's estimates of the relative fair value of these assets using discounted cash flow analyses or similar methods. The value of the building is depreciated over the estimated useful life of 25 years using the straight-line method.

We determine the value of above-market and below-market in-place leases for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of current market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable terms of the respective leases. We record the fair value of above-market and below-market leases as intangible assets or intangible liabilities, respectively, and amortize them as an adjustment to rental income over the remaining non-cancelable terms of the respective leases.

The total value of identified real estate intangible assets acquired is further allocated to in-place lease values, in-place tenant improvements, in-place leasing commissions and tenant relationships based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with that respective tenant. The aggregate value for tenant improvements and leasing commissions is based on estimates of these costs incurred at inception of the acquired leases, amortized through the date of acquisition. The aggregate value of in-place leases acquired and tenant relationships is determined by applying a fair value model. The estimates of fair value of in-place leases include an estimate of carrying costs during the expected lease-up periods for the respective spaces considering current market conditions. In estimating the carrying costs that would have otherwise been incurred had the leases not been in place, we include such items as real estate taxes, insurance and other operating expenses as well as lost rental revenue during the expected lease-up period based on current market conditions. The estimates of the fair value of tenant relationships also include costs to execute similar leases including leasing commissions, legal and tenant improvements as well as an estimate of the likelihood of renewal as determined by management on a tenant-by-tenant basis.

We amortize the value of in-place leases and in-place tenant improvements to expense over the initial term of the respective leases. The value of tenant relationship intangibles is amortized to expense over the initial term and any anticipated renewal periods, but in no event does the amortization period for intangible assets exceed the remaining depreciable life of the building. Should a tenant terminate its lease, the unamortized portion of the in-place lease value and tenant relationship intangibles would be charged to expense.

Unaudited Pro Forma Consolidated Statement of Operations for the nine months ended September 30, 2005

a. Reflects our historical operations for the nine months ended September 30, 2005.

b. Reflects the combined Pro Forma results for the following properties:

Property	Acquisition Date
Ashford Perimeter	January 6, 2005
Alamo Plaza	February 24, 2005
Utah Avenue Building	April 21, 2005
Lawson Commons	June 10, 2005
Downtown Plaza	June 14, 2005
Western Office Portfolio	July 20, 2005
Buena Vista Plaza	July 28, 2005
One Financial Plaza	August 2, 2005

c. Reflects the historical revenues and certain expenses of Riverview Tower.

d. Reflects the amortization of the above and below market lease values over the remaining non-cancelable term of the leases of approximately 34 months.

e. Reflects the reversal of historical property and asset management fees for Riverview Tower.

f. Reflects the property management fees associated with the current management of Riverview Tower. The property is managed by HPT Management Services LP, our affiliate, for a fee of 3% of annual gross revenues, as defined in the property management agreement.

g. Reflects the asset management fees associated with Riverview Tower. The asset is managed by HPT Management Services LP, our affiliate, for an annual asset management fee of 0.6% of the asset value.

h. Reflects the depreciation and amortization of Riverview Tower using the straight-line method over the estimated useful lives as follows:

Description	Allocation		Estimated Useful Life
Building	$	34,327,442	25 years
Real estate intangibles[1]		3,832,827	2.8 years
Tenant relationships		2,036,725	7.8 years

_____

(1) Included in real estate intangibles is $1,538,640 of above market lease value and $2,622,317 of below market lease value, which is amortized to rental income. See Note d.

i. Reflects the adjustment to the historical weighted average number of shares of common stock outstanding to reflect the acceptance of shares needed to provide for the cash purchase price of each of our 2004 and 2005 property investments. The adjustment is computed as follows:

Cash needed to acquire Enclave on the Lake	$	3,370,261
Cash needed to acquire St. Louis Place		5,025,865
Cash needed to acquire the Colorado Property		17,965,073
Cash needed to acquire Travis Tower		12,758,333
Cash needed to acquire the Pratt Building		12,843,584
Cash needed to acquire the Cyprus Building		20,645,160
Cash needed to acquire the Ashford Perimeter		18,676,064
Cash needed to acquire the Alamo Plaza		4,834,715
Cash needed to acquire the Utah Avenue Building		9,879,429
Cash needed to acquire Lawson Commons		29,852,184
Cash needed to acquire Downtown Plaza		7,082,146
Cash needed to acquire Western Office Portfolio		32,573,596
Cash needed to acquire Buena Vista Plaza		16,265,590
Cash needed to acquire One Financial Plaza		21,218,422
Cash needed to acquire Riverview Tower		42,332,291
	$	255,322,713
Net cash received from each share of common stock issued	$	8.90 (1)
Common stock needed to purchase the properties listed above		28,687,945
Plus weighted average of common stock actually outstanding for the nine months ended September 30, 2005 in excess of 28,687,945		3,943,498
Less historical weighted average of common stock outstanding at September 30, 2005		(29,541,994)
		3,089,449

_____

(1) Net cash received per share of common stock issued is computed as $10 gross proceeds per share less $0.70 commissions per share, $0.20 broker dealer fees per share and $0.20 organization and offering costs per share.

13

Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2004

a. Reflects our historical operations for the year ended December 31, 2004.

b. Reflects the combined Pro Forma results for the following properties:

Property	Acquisition Date
Enclave on the Lake	April 12, 2004
St. Louis Place	June 30, 2004
Colorado Property	August 10, 2004
Travis Tower	October 1, 2004
Cyprus Building	December 16, 2004
Pratt Building	December 17, 2004
Ashford Perimeter	January 6, 2005
Alamo Plaza	February 24, 2005
Utah Avenue Building	April 21, 2005
Lawson Commons	June 10, 2005
Downtown Plaza	June 14, 2005
Western Office Portfolio	July 20, 2005
Buena Vista Plaza	July 28, 2005
One Financial Plaza	August 2, 2005

c. Reflects the historical revenues and certain expenses of Riverview Tower.

d. Reflects the amortization of the above and below market lease values over the remaining non-cancelable term of the leases of approximately 34 months.

e. Reflects the reversal of historical property and asset management fees for Riverview Tower.

f. Reflects the property management fees associated with the current management of Riverview Tower. The property is managed by HPT Management Services LP, our affiliate, for a fee of 3% of annual gross revenues, as defined in the property management agreement.

g. Reflects the asset management fees associated with Riverview Tower. The asset is managed by HPT Management Services LP, our affiliate, for an annual asset management fee of 0.6% of the asset value.

h. Reflects the depreciation and amortization of Riverview Tower using the straight-line method over the estimated useful lives as follows:

Description	Allocation	Estimated Useful Life
Building	$ 34,327,442	25 years
Real estate intangibles[1]	3,832,827	2.8 years
Tenant relationships	2,036,725	7.8 years

_____
(1) Included in real estate intangibles is $1,538,640 of above market lease value and $2,622,317 of below market lease value, which are amortized to rental income. See Note d.

i.   Reflects the adjustment to the historical weighted average number of shares of common stock outstanding to reflect the acceptance of shares needed to provide for the cash purchase price of each of our 2004 and 2005 property investments. The adjustment is computed as follows:

Cash needed to acquire Enclave on the Lake	$	3,370,261
Cash needed to acquire St. Louis Place		5,025,865
Cash needed to acquire the Colorado Property		17,965,073
Cash needed to acquire Travis Tower		12,758,333
Cash needed to acquire the Pratt Building		12,843,584
Cash needed to acquire the Cyprus Building		20,645,160
Cash needed to acquire the Ashford Perimeter		18,676,064
Cash needed to acquire the Alamo Plaza		4,834,715
Cash needed to acquire the Utah Avenue Building		9,879,429
Cash needed to acquire Lawson Commons		29,852,184
Cash needed to acquire Downtown Plaza		7,082,146
Cash needed to acquire Western Office Portfolio		32,573,596
Cash needed to acquire Buena Vista Plaza		16,265,590
Cash needed to acquire One Financial Plaza		21,218,422
Cash needed to acquire Riverview Tower		42,332,291
	$	255,322,713
Net cash received from each share of common stock issued	$	8.90 (1)
Common stock needed to purchase the properties listed above		28,687,945
Less historical weighted average of common stock outstanding for the year ended December 31, 2004		(5,358,697)
		23,329,248

_____

(1) Net cash received per share of common stock issued is computed as $10 gross proceeds per share less $0.70 commissions per share, $0.20 broker dealer fees per share and $0.20 organization and offering costs per share.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BEHRINGER HARVARD REIT I, INC.

Dated: December 9, 2005   By: /s/ Gary S. Bresky
                                                                    Gary S. Bresky
                                                                    Chief Financial Officer